Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Reports Excellent Mid-season Drill Results at its
Los Azules Porphyry Copper Project

TORONTO, ONTARIO – March 8, 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce exploration results from our 100% owned copper project, Los Azules, in San Juan province (Argentina).  Exploration commenced in mid-December 2009 and four diamond drills are currently operating on the project.

Highlights include: 1.08% cu over 145 meters (Hole 46); 0.92% cu over 76.8 meters (Hole 47); 1.01% cu over 216 meters (Hole 48); and 1.05% over 236 meters (Hole 49).  The intercepts are from in-fill drilling that is confirming the presence of an important high-grade secondary enrichment zone.

To date, eight holes have been completed and four are in progress.  A total of 5,032 meters (of a current program of 8800 meters) has been drilled to date, with all holes reaching minimum targets depths of 400 meters.   Hole 45 is a step-out hole drilled approximately 200 meters west of any previous drilling, and it contains 0.35% Cu over 194.9 meters from 456 meters to the bottom of the hole at 650.9 meters.  It is the deepest hole that has been drilled on the project.

The objective of this field season’s drilling program is to expand the known limits of mineralization, delineate the high-grade secondary enrichment zone and to increase the confidence level of the existing Los Azules resource of 922 million tonnes grading 0.55 percent copper and containing 11.2 billion pounds of copper.

Rob McEwen, Executive Chairman and CEO of Minera Andes commented:

“The initial drilling is progressing as planned, and, in contrast to previous drilling campaigns, we have successfully completed all of the drill holes so far this season to their target depths and beyond.  We are excited by the excellent results obtained so far, especially in the high grades and good thickness of the secondary enrichment zone.  In addition, the drilling this season is proving that the mineralization extends to greater depths than had been previously drilled, and results to date of the step-out drilling are also very positive.”

A summary of the available assay results and a drill hole location map are attached.

Suspected extensions of the mineralization will be targeted for the next field season’s drilling by detailed geological mapping in progress and a geophysical survey planned for the latter part of this field season.  Engineering work and environmental base line studies to support a preliminary feasibility study are also underway.

About Los Azules
Los Azules is a large copper porphyry system located in western San Juan province in a belt of porphyry copper deposits that straddles the border between Chile and Argentina. This belt contains some of the world’s largest copper deposits, including Codelco’s El Teniente and Andina mines, Anglo American’s Los Bronces mine, Antofagasta PLC’s Los Pelambres mine and Xstrata’s El Pachón project, among others. The San Juan province is one of the most mining-friendly regions in Argentina.

Los Azules has an inferred mineral resource of 922 million tonnes grading 0.55 percent copper and containing 11.2 billion pounds of copper at a cut off grade of 0.35 percent copper. There is high-grade, near-surface core of 161 million tonnes grading 0.87 percent copper and containing 3.1 billion pounds of copper at a cut off grade of 0.70 percent copper.

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The known resource covers an area approximately 3.7 kilometers by 1 kilometer in size and is open at depth and laterally.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA who owns the San José Mine which is a large primary silver producer, which produced 4,998,000 million oz silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and, a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina. Minera Andes continues to be well funded and have no bank debt. The Corporation had $20.9 Million USD in cash as at September 30, 2009.

This news release has been submitted by Jim Duff, Chief Operating Officer of the Corporation.

For further information, please contact: Jim Duff or visit our Web site: www.minandes.com.

James K. Duff
Chief Operating Officer
99 George St. 3rd Floor,
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Scientific and Technical Information:

This news release has been reviewed and approved by Nivaldo Rojas, a geologist and independent consultant to the Corporation, who is a Qualified Person as defined by National Instrument 43-101 and is responsible for program design and quality control of exploration undertaken by the Corporation at its Los Azules Project. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to the ACME sample preparation laboratory in Mendoza, Argentina, and then transferred to ACME’s laboratory in Santiago, Chile for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

For further information in respect of the Los Azules project please refer to the technical report entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009, the “Los Azules Report” prepared by Randolph P. Schneider, Robert Sim, Bruce Davis, William L. Rose, and Scott Elfen, each of whom is ”independent” of the Corporation and a “qualified person” for the purposes of National Instrument 43-101 – “Standards of Disclosure for Mineral Projects . This report is available on SEDAR (www.sedar.com). The results of the foregoing preliminary assessment contained in this news release is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project as described in the preliminary assessment will be realized. The basis for the preliminary assessment and the qualifications and assumptions made are set out in the Los Azules Report.

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation were calculated in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results and management’s understanding of proposed legislative changes. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks,

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risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.	News Release 10-4 Page 3

Figure 1 – Assay Table

Hole 45 (-90o)
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	61.0	61.0	-	Overburden
61.0	149.0	88.0	0.07	Leached cap with minor pyrite and chalcopyrite
149.0	168.0	19.0	0.38	Chalcopyrite with weak chalcocite enrichment
168.0	191.0	23.0	0.08	Pyrite with weak disseminated chalcopyrite
191.0	312.0	121.0	0.20	Chalcopyrite with local weak chalcocite enrichment
312.0	456.0	144.0	0.28	Primary chalcopyrite in veinlets and disseminations, trace bornite
456.0	650.9	194.9	0.35	Primary chalcopyrite and bornite in fractures with some disseminations

Hole 46 (-90o)
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	81.3	81.3	-	Gravel overburden
81.3	110.0	29.7	0.09	Leached cap
110.0	115.0	6.0	0.39	Mixed leached cap and enrichment
115.0	260.0	145.0	1.08	Secondary enrichment zone
260.0	469.4	209.4	0.33	Primary chalcopyrite and bornite in fractures with some disseminations

Hole 47 (-75o) at 150o Azimuth
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	74.0	71.0	-	Gravel overburden
74.0	102.0	26.9	0.19	Mixed leached cap and enrichment
102.0	182.0	76.8	0.92	Secondary enrichment zone
182.0	418.0	226.0	0.46	Primary chalcopyrite and bornite in fractures with some disseminations
418.0	493.1	72.1	0.27	Primary chalcopyrite and bornite mostly in fractures

Hole 48 (-75o) at 315o Azimuth
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	67.3	67.3	-	Gravel overburden
67.3	105.0	36.2	<0.10	Leached cap
105.0	123.0	21.1	0.22	Mixed leached cap and secondary enrichment
123.0	339.0	216.0	1.01	Secondary enrichment zone (includes 43m from 123 to 167 at 1.66% Cu)
339.0	466.1	122.0	0.44	Primary chalcopyrite-bornite mineralization in fractures and disseminations

Hole 49 (-90o)
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	62.0	62.0	-	Gravel overburden (no leached cap)
62.0	298.0	236.0	1.05	Secondary enrichment zone (includes 72m from 64 to 134 at 1.43% Cu)
298.0	418.0	120.0	0.42	Primary chalcopyrite-bornite mineralization in fractures and disseminations
418.0	491.2	73.2	pending	Primary chalcopyrite-bornite mineralization in fractures and disseminations

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Figure 1 – Assay Table (continued)

Hole 50 (-90o)
Intersection		Vertical Thickness (m)	% Cu	Comments
from (m)	to (m)
0	66.8	66.8	-	Gravel overburden
66.8	94.0	27.2	<0.10	Leached cap
94.0	132.0	38.0	0.68	Secondary enrichment zone
132.0	332.0	200.0	0.23	Primary chalcopyrite-bornite mineralization in fractures and disseminations
332.0	408.5	76.5	pending	Primary chalcopyrite-bornite mineralization in fractures and disseminations

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Figure 2 - Map

MINERA ANDES

Los Azules Drill Hole Location

March , 2010

6561000
6560000
6559000
6558000
2383000
2384000
51
45
52
46
47
55
50
53
48
54
49
56
17
02
37A
37
09
44
03
17
43
43A
35
30
31B
05
04
41
04
19
20
34
01
16
07
02
32
06
33
38
18
36
03
08
16
11
40B
40
06
01
15A
15
39
24A
24B
24B
22
27A
27
08
03
28
23A
23
07
29B
10
14
04
42
12
25
02
21
09
26A
26B
13
13A
Legend
2009 - 2010 Drill Holes
Previous Completed Drill Holes
0.70% Cu
0.35% Cu
0
250
500
Meters

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